SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of: August 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
               --------------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
               --------------------------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
               --------------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F     Form 40-F  X
                                      ---           ---



Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes            No  X
                                     ---           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   --------

This Form 6-K consists of the following:

1. Press release of World Heart Corporation (the "Company"), dated August 12, 2004, announcing the release of the Company's unaudited consolidated financial statements for the three and six month periods ended June 30, 2004 and the Company's restated unaudited consolidated financial statements for the three month period ended March 31, 2004.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No. 333-111512 on Form F-3.

News & Events

Press Releases

WorldHeart Announces Second Quarter Results

Ottawa, ON - August 12, 2004: (NASDAQ: WHRT, TSX: WHT) - World Heart Corporation ("WorldHeart" or the "Company") today released its unaudited consolidated financial statements for the three and six month periods ended June 30, 2004 and its restated unaudited consolidated financial statements for the three month period ended March 31, 2004.

All amounts in this release are in U.S. dollars unless otherwise noted.

Second Quarter Results for Fiscal 2004

Revenues for the second quarter were $2.1 million, which represents an 11% increase over the same quarter in 2003. Gross margin for the second quarter of 2004 was $445,000 or 21%, which was consistent with the same quarter last year. The net loss for the quarter was $6.0 million ($0.39 per share), which is a decrease of 22% from the net loss of $7.7 million ($2.45 per share) in the second quarter of 2003.

Revenues for the second quarter included 24 Novacor(R) LVAS implant kit sales as compared to 35 in the same quarter last year. Implantation under the RELIANT (Randomized Evaluation of the Novacor LVAS in a Non-Transplant Population) clinical Trial in the United States had not commenced by the end of the second quarter which contributed to the lower than anticipated implant kit sales for the second quarter. Subsequent to the end of the quarter, however, WorldHeart received final approval from the United States Food and Drug Administration ("FDA") of the Investigational Device Exemption Supplement for the RELIANT Trial and saw its first implant under the Trial.

Gross margin of 21% for the second quarter was also below expectations as a result of manufacturing supply shortages and manufacturing inefficiencies associated with relatively low volume production. Gross margin for the first six months of 2004 totals 34% compared to 20% for the same period in 2003.

Expenses from operations for the second quarter totaled $6.2 million, which was an increase from expenses of $4.8 million in the quarter ended June 30, 2003. Excluding non-cash expenses (which include share-based compensation costs and amortization) expenses for the three and six months ending June 30, 2004 were $5.5 million (2003 - $3.5 million) and $9.9 million (2003 - $9.5 million) respectively. Higher expense levels are the result of WorldHeart's commencement of its European operations and increased sales and marketing program expenditures, particularly in the United States.

Other net expenses for the quarter were $230,000 as compared to $3.3 million in the same quarter last year. The significant decrease is as a result of lower interest costs associated with the repayment of all loans that were outstanding in 2003.

WorldHeart ended the second quarter of 2004 with cash of $5.3 million and working capital of $11.0 million as compared to cash of $11.9 million and a working capital position of $16.2 million at March 31, 2004. WorldHeart will require additional capital during 2004 and is in the process of evaluating financing alternatives. The Company expects to complete a financing transaction before the end of fiscal 2004.

"Our goal is to build WorldHeart into a commercially successful company where the quality of our business matches the quality of our technology. At the date of my appointment as President and Chief Executive Officer, I commenced a thorough review of our business operations in order to better align the company toward achieving this goal. This is in process and, as such, I will not be providing any financial guidance at this time." commented Mr. Jal Jassawalla, WorldHeart President and CEO.

"We continue to believe that our Novacor LVAS is the best-suited current device for long-term use, which we expect will be demonstrated in the RELIANT Trial," continued Mr. Jassawalla. "We are pleased that we have received final FDA approval for the RELIANT Trial and also that the first patient has been enrolled."

Restated First Quarter Results for Fiscal 2004

WorldHeart, as it had previously announced, has also restated its results for the first quarter of 2004. Accordingly, restated revenues for the first quarter have decreased by $1.3 million to $2.2 million and revenue shipments of the Novacor LVAS implant kits have decreased by 25 units to a total of 26 units.

WorldHeart has also changed the method by which it calculates its change to U.S. dollar reporting effective January 1, 2004.

The effect of these restatements on the net loss was an increase of approximately $585,000 to a net loss of $4.1 million and an increase in the net loss per share by four cents to a net loss per share of 27 cents.

WorldHeart will hold a teleconference August 12, 2004 at 4:15 p.m. EST. To participate, please call 1-800-814-4853 ten to fifteen minutes before the call is scheduled to begin. A replay of the conference call will be available through August 26, 2004 starting at 6:30 p.m. (EST) on August 12, 2004. The recording can be accessed at 1-877-289-8525 and entering passcode 21080418#.

About the RELIANT Trial:
The Trial will evaluate the Novacor LVAS for Destination Therapy use by patients suffering from irreversible left ventricular failure who are not candidates for transplantation. Recipients will be randomized, on a 2:1 basis, to receive the Novacor LVAS or the HeartMate(R) XVE LVAS.

The objective of the Trial is to demonstrate that use of Novacor LVAS is equivalent to

HeartMate XVE LVAS, which has been evaluated and approved for such use. Novacor LVAS has Category B status under the existing IDE that permits reimbursement by the Centers for Medicare and Medicaid Services ("CMS") for implants within the Trial.

About Novacor LVAS:
Novacor LVAS is an implanted electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. There have been no patient deaths attributed to device failure in more than 1,500 implants. Many recipients have lived with their original pumps for more than four years - statistics unmatched by any other implanted electromechanical circulatory support device on the market. Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada.

In Europe, the Novacor LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

About World Heart Corporation:
World Heart Corporation is a global medical device company headquartered in Ottawa, Ontario, Canada, with additional facilities in Oakland, California, USA and Heesch, Netherlands. WorldHeart is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor LVAS is well established in the marketplace and its next-generation system is a miniaturized implantable assist device building on the proven Novacor technology.

Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission.

Contact Information:
World Heart Corporation
Judith Dugan
(613) 226-4278
www.worldheart.com

WORLD HEART CORPORATION
 Consolidated Balance Sheets
 (United States Dollars)


-----------------------------------------------------------------------------------------------------------------
                                                                                       June 30,     December 31,
                                                                                           2004             2003
-----------------------------------------------------------------------------------------------------------------
                                                                                    (unaudited)
ASSETS
Current assets
 Cash and cash equivalents                                                       $    5,272,853    $   6,337,677
 Short-term investments                                                                       -       11,720,510
 Trade and other receivables                                                          5,168,442        3,894,911
 Prepaid expenses                                                                       942,094          614,222
 Inventory                                                                            7,460,944        5,902,866
                                                                           --------------------------------------
                                                                                     18,844,333       28,470,186
Long-term receivable                                                                    278,675                -
Cash pledged as collateral for lease                                                    750,000          527,997
Capital assets                                                                        2,782,243        3,041,657
Goodwill                                                                             17,179,643       17,179,643
Intangible assets                                                                       620,786          879,118
Other assets                                                                                  -           81,468
                                                                           --------------------------------------

                                                                                 $   40,455,680    $  50,180,069
                                                                           --------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
 Accounts payable and accrued liabilities                                        $    4,988,637    $   8,214,090
 Accrued compensation                                                                 1,445,486        1,748,364
 Deferred revenue                                                                     1,364,840          176,573
                                                                           --------------------------------------
                                                                                      7,798,963       10,139,027
Long-term obligation                                                                     28,666                -
                                                                           --------------------------------------
                                                                                      7,827,629       10,139,027
                                                                           --------------------------------------

Shareholders' equity
 Common shares                                                                      186,367,892      184,868,488
     Issued and outstanding - 15,273,689 common shares
 (December 31, 2003 - 15,023,689 common shares)
 Contributed surplus                                                                 11,408,485        4,893,750
 Cumulative translation adjustment                                                    2,910,988        2,910,988
 Accumulated deficit                                                               (168,059,314)    (152,632,184)
                                                                           --------------------------------------
                                                                                     32,628,051       40,041,042
                                                                           --------------------------------------

                                                                                 $   40,455,680    $  50,180,069
-----------------------------------------------------------------------------------------------------------------

WORLD HEART CORPORATION
Consolidated Statements of Operations and Accumulated Deficit
(United States Dollars)

-------------------------------------------------------------------------------------------------------------------------
                                                              Three months ended                   Six months ended
                                                           June 30,         June 30,          June 30,        June 30,
                                                             2004             2003              2004            2003
-------------------------------------------------------------------------------------------------------------------------
                                                        (unaudited)     (unaudited)        (unaudited)    (unaudited)


Revenue                                              $      2,146,388    $   1,940,424     $   4,338,731  $    4,038,582
Cost of goods sold                                         (1,701,765)      (1,527,754)       (2,880,162)     (3,250,148)
                                                 ------------------------------------------------------------------------

Gross margin                                                  444,623          412,670         1,458,569         788,434
                                                 ------------------------------------------------------------------------

Expenses
   Selling, general and administrative                     (3,802,357)      (1,928,220)       (6,837,802)     (3,430,830)
   Research and development                                (1,684,835)      (1,598,228)       (3,030,403)     (6,111,740)
   Non-cash share-based compensation costs                   (599,980)               -        (1,217,483)              -
   Amortization of intangibles                               (129,166)      (1,236,533)         (258,332)     (2,473,066)
                                                 ------------------------------------------------------------------------
                                                           (6,216,338)      (4,762,981)      (11,344,020)    (12,015,636)
                                                 ------------------------------------------------------------------------

Loss before the undernoted                                 (5,771,715)      (4,350,311)       (9,885,451)    (11,227,202)

Other income (expenses)
   Foreign exchange loss                                     (267,442)        (679,334)         (367,905)       (954,823)
   Investment income                                           33,887          (18,123)          124,684         (13,198)
   Interest expense and financing costs                         2,498       (2,637,485)           (1,206)     (4,944,657)
                                                 ------------------------------------------------------------------------


Net loss for the period                                    (6,002,772)      (7,685,253)      (10,129,878)    (17,139,880)

Accumulated deficit, beginning of the period             (162,056,542)    (128,296,171)     (152,632,184)   (118,841,544)

Share-based compensation adjustment                                 -                -        (5,297,252)              -
                                                 ------------------------------------------------------------------------

Accumulated deficit, end of the period               $   (168,059,314)   $(135,981,424)    $(168,059,314) $ (135,981,424)
                                                 ------------------------------------------------------------------------

Weighted average number of common shares
outstanding                                                15,273,689        3,134,270        15,195,392       3,043,711
                                                 ------------------------------------------------------------------------

Basic and diluted loss per common share              $          (0.39)   $       (2.45)    $       (0.67) $        (5.63)
-------------------------------------------------------------------------------------------------------------------------

WORLD HEART CORPORATION
Consolidated Statements of Cash Flow
(United States Dollars)

------------------------------------------------------------------------------------------------------------------------------
                                                                     Three months ended                 Six months ended
                                                                   June 30,       June 30,         June 30,         June 30,
                                                                     2004           2003             2004             2003
------------------------------------------------------------------------------------------------------------------------------
                                                                 (unaudited)    (unaudited)      (unaudited)      (unaudited)


CASH FLOWS FROM (USED IN)

Operating activities
   Net loss for the period                                      $ (6,002,772)   $ (7,685,253)   $ (10,129,878)  $ (17,139,880)
   Items not involving cash -
      Amortization                                                   346,068       1,442,462          671,908       2,883,514
      Loss on disposal of capital assets                                   -          27,148                -          27,148
      Issuance of options and warrants for services and
      financing costs                                                 73,265         812,048           81,466       1,437,006
      Share-based compensation                                       599,980               -        1,217,483               -
      Interest on preferred shares and debt                                -       1,323,886                -       2,697,769
      Unrealized foreign exchange loss                                63,901         786,558          187,246       1,206,896
   Change in operating components of working capital              (1,456,862)      2,037,686       (5,645,970)        764,868
                                                             -----------------------------------------------------------------
                                                                  (6,376,420)     (1,255,465)     (13,617,745)     (8,122,679)
                                                             -----------------------------------------------------------------

Investing activities
   Redemption of short-term investments                                    -               -       11,504,032               -
   Purchase of capital assets                                       (119,911)        (70,116)        (154,162)       (109,111)
   Cash pledged as collateral for lease                                    -         167,386         (222,003)        167,386
                                                             -----------------------------------------------------------------
                                                                    (119,911)         97,270       11,127,867          58,275
                                                             -----------------------------------------------------------------

Financing activities
   Capital lease repayments                                                -         (14,512)               -         (40,460)
   Repayment of short-term loan                                            -               -                -      (1,308,558)
   Senior and subordinated loan proceeds                                   -               -                -       6,542,790
   Common shares issued through exercise of warrants                       -               -        1,499,404               -
   Issuance of common shares through private placement                     -               -                -       1,916,328
   Funds received on the exercise of warrants                              -       1,088,435                -       1,088,435
   Payment of expenses on the exercise of warrants                         -         (21,604)               -         (21,604)
   Payment of expenses related to the issuance of common
   shares                                                                  -               -                -        (245,488)
                                                             -----------------------------------------------------------------
                                                                           -       1,052,319        1,499,404       7,931,443
                                                             -----------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents        (102,275)          1,159          (74,350)          6,480
                                                             -----------------------------------------------------------------

Change in cash and cash equivalents for the period                (6,598,606)       (104,717)      (1,064,824)       (126,481)

Cash and cash equivalents, beginning of the period                11,871,459         135,552        6,337,677         157,316
                                                             -----------------------------------------------------------------

Cash and cash equivalents, end of the period                     $ 5,272,853      $   30,835    $   5,272,853      $   30,835
------------------------------------------------------------------------------------------------------------------------------

WORLD HEART CORPORATION
 Consolidated Balance Sheets
 (United States Dollars)

-----------------------------------------------------------------------------------------------------------------
                                                                                      March 31,     December 31,
                                                                                           2004             2003
-----------------------------------------------------------------------------------------------------------------
                                                                                     (restated,
                                                                                     unaudited)
ASSETS

Current assets
 Cash and cash equivalents                                                       $   11,871,459    $   6,337,677
 Short-term investments                                                                       -       11,720,510
 Trade and other receivables                                                          4,030,147        3,894,911
 Prepaid expenses                                                                       643,310          614,222
 Inventory                                                                            6,643,475        5,902,866
                                                                           --------------------------------------
                                                                                     23,188,391       28,470,186
Long-term receivable                                                                    283,851                -
Cash pledged as collateral for lease                                                    750,000          527,997
Capital assets                                                                        2,879,234        3,041,657
Goodwill                                                                             17,179,643       17,179,643
Intangible assets                                                                       749,952          879,118
Other assets                                                                             73,266           81,468
                                                                           --------------------------------------

                                                                                 $   45,104,337    $  50,180,069
                                                                           --------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
 Accounts payable and accrued liabilities                                        $    5,108,786    $   8,214,090
 Accrued compensation                                                                 1,374,611        1,748,364
 Deferred revenue                                                                       552,659          176,573
                                                                           --------------------------------------
                                                                                      7,036,056       10,139,027
Long-term obligation                                                                     37,438                -
                                                                           --------------------------------------
                                                                                      7,073,494       10,139,027
                                                                           --------------------------------------

Shareholders' equity
 Common shares                                                                      186,367,892      184,868,488
     Issued and outstanding - 15,273,689 common shares
(December 31, 2003 - 15,023,689 common shares)
 Contributed surplus                                                                 10,808,505        4,893,750
 Cumulative translation adjustment                                                    2,910,988        2,910,988
 Accumulated deficit                                                               (162,056,542)    (152,632,184)
                                                                           --------------------------------------
                                                                                     38,030,843       40,041,042
                                                                           --------------------------------------

                                                                                 $   45,104,337    $  50,180,069
-----------------------------------------------------------------------------------------------------------------

WORLD HEART CORPORATION
Consolidated Statements of Operations and Accumulated Deficit
(United States Dollars)

-------------------------------------------------------------------------------------------------------------------------
                                                                                                Three months ended
                                                                                             March 31,       March 31,
                                                                                               2004             2003
-------------------------------------------------------------------------------------------------------------------------
                                                                                            (restated,       (unaudited)
                                                                                            unaudited)

Revenue                                                                                    $   2,192,343    $  2,098,158
Cost of goods sold                                                                            (1,178,397)     (1,722,394)
                                                                                      -----------------------------------

Gross margin                                                                                   1,013,946         375,764
                                                                                      -----------------------------------

Expenses
   Selling, general and administrative                                                        (3,035,445)     (1,502,610)
   Research and development                                                                   (1,345,568)     (4,513,512)
   Non-cash share-based compensation costs                                                      (617,503)              -
   Amortization of intangibles                                                                  (129,166)     (1,236,533)
                                                                                      -----------------------------------
                                                                                              (5,127,682)     (7,252,655)
                                                                                      -----------------------------------

Loss before the undernoted                                                                    (4,113,736)     (6,876,891)

Other income (expenses)
   Foreign exchange loss                                                                        (100,463)       (275,489)
   Investment income                                                                              90,797           4,925
   Interest expense and financing costs                                                           (3,704)     (2,307,172)
                                                                                      -----------------------------------

Net loss for the period                                                                       (4,127,106)     (9,454,627)

Accumulated deficit, beginning of the period                                                (152,632,184)   (118,841,544)

Share-based compensation adjustment                                                           (5,297,252)              -
                                                                                      -----------------------------------

Accumulated deficit, end of the period                                                     $(162,056,542) $ (128,296,171)
                                                                                      -----------------------------------

Weighted average number of common shares
outstanding                                                                                   15,117,096       2,952,146
                                                                                      -----------------------------------

Basic and diluted loss per common share                                                    $       (0.27)   $      (3.20)
-------------------------------------------------------------------------------------------------------------------------

WORLD HEART CORPORATION
Consolidated Statements of Cash Flow
(United States Dollars)

------------------------------------------------------------------------------------------------------------------------------
                                                                                                      Three months ended
                                                                                                   March 31,       March 31,
                                                                                                     2004            2003
------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (restated,     (unaudited)
                                                                                                  unaudited)

CASH FLOWS FROM (USED IN)

Operating activities
   Net loss for the period                                                                      $  (4,127,106)   $ (9,454,627)
   Items not involving cash -
      Amortization                                                                                    325,840       1,441,052
      Issuance of options and warrants for services and financing
      costs                                                                                             8,201         624,958
      Share-based compensation                                                                        617,503               -
      Interest on preferred shares and debt                                                                 -       1,373,883
      Unrealized foreign exchange loss                                                                123,345         420,338
   Change in operating components of working capital                                               (4,189,108)     (1,272,818)
                                                                                            ----------------------------------
                                                                                                   (7,241,325)     (6,867,214)
                                                                                            ----------------------------------

Investing activities
   Redemption of short-term investments                                                            11,504,032               -
   Purchase of capital assets                                                                         (34,251)        (38,995)
   Cash pledged as collateral for lease                                                              (222,003)              -
                                                                                            ----------------------------------
                                                                                                   11,247,778         (38,995)
                                                                                            ----------------------------------

Financing activities
   Capital lease repayments                                                                                 -         (25,948)
   Repayment of short-term loan                                                                             -      (1,308,558)
   Senior and subordinated loan proceeds                                                                    -       6,542,790
   Common shares issued through exercise of warrants                                                1,499,404               -
   Issuance of common shares through private placement                                                      -       1,916,328
   Payment of expenses related to the issuance of common shares                                             -        (245,488)
                                                                                            ----------------------------------
                                                                                                    1,499,404       6,879,124
                                                                                            ----------------------------------

Effect of exchange rate changes on cash and cash equivalents                                           27,925           5,321
                                                                                            ----------------------------------

Change in cash and cash equivalents for the period                                                  5,533,782         (21,764)

Cash and cash equivalents, beginning of the period                                                  6,337,677         157,316
                                                                                            ----------------------------------

Cash and cash equivalents, end of the period                                                    $  11,871,459    $    135,552
------------------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        World Heart Corporation


         Date: August 13, 2004           By:      /s/ Mark Goudie
                                             -----------------------------
                                              Name:  Mark Goudie
                                              Title:    Chief Financial Officer